November 12, 2003

Mr. Patrick A. Jorstad
State Street Shareholder
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-5837
editor@shareholdersonline.org

Dear Fellow State Street Shareholder:

I am writing to you today about my concerns regarding the management of State Street Corporation. Over the course of the coming weeks and months, I would like to share some information with you about these concerns, in the hopes that you will join me in voting for some proposed reforms at the 2004 Annual Meeting. I have been a State Street shareholder since 1996.

On November 3rd, I re-submitted a shareholder proposal to: (1) repeal State Street's staggered Board structure; (2) institute annual elections for all directors; and (3) permit the removal of directors with or without cause. This is the third consecutive year that I have submitted such a proposal. Assuming that the proposal appears in the Corporation's 2004 proxy materials, this will be the third consecutive year that you will have the opportunity to vote upon this matter.

The enclosed table shows a year-over-year comparison of the votes that this proposal received in 2002 and 2003. As you can see from the table, support for this proposal surged in 2003.

In order to pass, this proposal must obtain the votes of two-thirds of the outstanding shares of State Street's common stock. In 2003, the proposal received 44.2% of the "yes-no" vote, and received the votes of 33.3% of the outstanding shares. In 2002, the proposal received 36.7% of the "yes-no" vote, and received the votes of 26.4% of the outstanding shares. The number of shares that voted for the proposal surged from 85,747,069 in 2002 to 108,121,108 in 2003 – a 26% increase in the number of shares voting "for" the proposal. The number of shares that adopted the Board of Directors' recommended opposition to my proposal dropped from 147,724,962 in 2002 to 136,577,292 in 2003 – a 7.5% decay in the number of shares voting "against" the proposal.

Shares that aren't voted effectively count as a "no", because the voting threshold required for passage of this measure is a percentage of all outstanding shares, rather than a percentage of the shares that actually cast a ballot. So I urge you to vote.

Similar shareholder proposals to repeal the staggered boards at other companies have passed in recent years. I intend to soon provide additional soliciting materials that list some of these companies. A number of institutional investors have adopted formal proxy voting policies that disfavor staggered boards, favor annual director elections, and/or favor the right of shareholders to remove directors with or without cause. I intend to soon provide additional soliciting materials that show a cross-section of such institutions' published voting policies. Indeed, a number of these institutional investors have published their proxy voting decisions with respect to my shareholder proposal, and have in some cases provided an explanation for their decision to support the proposal. I intend to soon provide additional soliciting materials that provide these known, publicly available proxy voting decisions.

I appreciate the opportunity to share my viewpoint with you, and I hope that you find these materials useful as you decide how to vote your proxy for the 2004 Annual Meeting. Thank you for taking the time to review these materials. If you have any questions or comments, please do not hesitate to contact me. I am

Sincerely yours,

/s/ Patrick A. Jorstad

Patrick A. Jorstad
State Street Shareholder

Enclosure: Table, as referenced

Important Information: Patrick A. Jorstad plans to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of State Street Corporation in connection with the 2004 Annual Meeting of Stockholders. State Street's annual meeting ordinarily takes place in April of each year. SECURITY HOLDERS ARE ADVISED TO READ THAT PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, along with any other relevant documents that are filed, will be available for free at the SEC's website, www.sec.gov. Mr. Jorstad is the beneficial owner of 324 shares of State Street's common stock, as of September 30, 2003.

**Year-Over-Year Comparison of Support for a Shareholder Proposal to
Repeal State Street's Staggered Board, Adopt Annual Director Elections,
and Permit Directors' Removal with or without Cause**

	2002[1]	2003[2]	% of Shares Outstanding - 2002	% of Shares Outstanding - 2003	% Change from 2002 to 2003
Shares Voted "For" the Proposal	85,747,069	108,121,108	26.37%	33.25%	**26.09%**
Shares Voted "Against" the Proposal	147,724,962	136,577,292	45.43%	42.00%	**-7.55%**
Abstentions	8,240,337	3,406,620	2.53%	1.05%	-58.66%
Broker "Non-Votes"	35,173,796	41,110,496	10.82%	12.64%	16.88%

Shares Outstanding in 2002[3]   325,194,120
Shares Outstanding in 2003[4]   325,194,120

(1) Source: State Street Form 10-Q, filed with the SEC on May 3, 2002
(2) Source: State Street Form 10-Q, filed with the SEC on May 9, 2003
(3) Source: 2002 Proxy Statement, filed with the SEC on March 11, 2002
(4) Source: 2003 Proxy Statement, filed with the SEC on March 10, 2003

Important Information: Patrick A. Jorstad plans to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of State Street Corporation in connection with the 2004 Annual Meeting of Stockholders. State Street's annual meeting ordinarily takes place in April of each year. SECURITY HOLDERS ARE ADVISED TO READ THAT PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, along with any other relevant documents that are filed, will be available for free at the SEC's website, www.sec.gov. Mr. Jorstad is the beneficial owner of 324 shares of State Street's common stock, as of September 30, 2003. The information presented in this table first appeared on the ShareholdersOnline website, of which Mr. Jorstad is the Editor.